SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Atkore International Group Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

047649 10 8

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 047649 10 8

1	NAMES OF REPORTING PERSONS CD&R Allied Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,234,838[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,234,838[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,234,838[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.5%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	See Item 4(c) below.
[2]	Based on 46,381,508 shares of common stock, as of February 2, 2018.

2 of 11

CUSIP No. 047649 10 8

1	NAMES OF REPORTING PERSONS CD&R Associates VIII, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,234,838[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,234,838[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,234,838[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.5%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	See Item 4(c) below.
[2]	Based on 46,381,508 shares of common stock, as of February 2, 2018.

3 of 11

CUSIP No. 047649 10 8

1	NAMES OF REPORTING PERSONS CD&R Associates VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,234,838[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,234,838[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,234,838[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.5%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	See Item 4(c) below.
[2]	Based on 46,381,508 shares of common stock, as of February 2, 2018.

4 of 11

CUSIP No. 047649 10 8

1	NAMES OF REPORTING PERSONS CD&R Investment Associates VIII, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,234,838[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,234,838[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,234,838[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.5%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	See Item 4(c) below.
[2]	Based on 46,381,508 shares of common stock, as of February 2, 2018.

5 of 11

CUSIP No. 047649 10 8

Item 1.

(a)	Name of Issuer:

Atkore International Group Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

16100 South Lathrop Avenue

Harvey, Illinois 60426

(708) 339-1610

Item 2.

(a)	Name of Person Filing:

CD&R Allied Holdings, L.P.

CD&R Associates VIII, Ltd.

CD&R Associates VIII, L.P.

CD&R Investment Associates VIII, Ltd.

CD&R Allied Holdings, L.P., CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd., have entered into a Joint Filing Agreement, dated February 9, 2018, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which such reporting persons have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934.

(b)	Address of Principal Business Office or, if none, Residence

CD&R Allied Holdings, L.P.

P.O. Box 309, Ugland House, South Church Street,

George Town, Grand Cayman, KY1-1104

Citizenship: Cayman Islands

CD&R Associates VIII, Ltd.

P.O. Box 309, Ugland House, South Church Street,

George Town, Grand Cayman, KY1-1104

Citizenship: Cayman Islands

CD&R Associates VIII, L.P.

P.O. Box 309, Ugland House, South Church Street,

George Town, Grand Cayman, KY1-1104

Citizenship: Cayman Islands

CD&R Investment Associates VIII, Ltd.

P.O. Box 309, Ugland House, South Church Street,

George Town, Grand Cayman, KY1-1104

Citizenship: Cayman Islands

6 of 11

(c)	Citizenship:

See Item 2(b) above.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP Number:

047649 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [ ] An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

7 of 11

(a)	Amount beneficially owned:

As of the dates listed in the table below, each of the Reporting Persons beneficially owned the number and percentage of issued and outstanding shares of common stock of Atkore International Group Inc. listed opposite its name:

	As of December 31, 2017			As of February 2, 2018
Reporting Person	Amount Beneficially Owned		Percent of Class (a)	Amount Beneficially Owned		Percent of Class (b)
CD&R Allied Holdings, L.P.	30,460,377	(c)	48.0%	13,234,838	(c)	28.5%
CD&R Associates VIII, Ltd.	0	(c)	0	0	(c)	0
CD&R Associates VIII, L.P.	0	(c)	0	0	(c)	0
CD&R Investment Associates VIII, Ltd.	0	(c)	0	0	(c)	0

(a)	Based on 63,431,472 shares of common stock, as of December 8, 2017 as reported on the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on December 12, 2017.
(b)	Based on 46,381,508 shares of common stock, as of February 2, 2018.
(c)	CD&R Allied Holdings, L.P. is a Cayman Islands exempted limited partnership of which CD&R Associates VIII, Ltd. is the general partner, whose sole stockholder is CD&R Associates VIII, L.P., of which CD&R Investment Associates VIII, Ltd. is the general partner. Each of CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd. (the “CD&R Affiliates”) expressly disclaims beneficial ownership of the shares held by CD&R Allied Holdings, L.P.

Investment and voting decisions with respect to shares held by CD&R Allied Holdings, L.P. are made by an investment committee of limited partners of CD&R Associates VIII, L.P. (the “Investment Committee”). The CD&R investment professionals who have effective voting control of the Investment Committee are Michael G. Babiarz, Vindi Banga, James G. Berges, John C. Compton, Kevin J. Conway, Russell P. Fradin, Thomas C. Franco, Kenneth A. Giuriceo, Donald J. Gogel, Jillian Griffiths, Marco Herbst, Sarah Kim, John Krenicki, Jr., David A. Novak, Paul S. Pressler, Roberto Quarta, Christian Rochat, Eric Rouzier, Ravi Sachdev, Steven W. Shapiro, Richard J. Schnall, Nathan K. Sleeper, Derek Strum, David H. Wasserman and J.L. Zrebiec. All members of the Investment Committee disclaim beneficial ownership of the shares shown as beneficially owned by the funds associated with Clayton, Dubilier & Rice, LLC.

(b)	Percent of class:

28.5%*

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

The Filers may be deemed to have shared power to vote or direct the vote of 13,234,838 shares of common stock. Each of the Filers disclaim such beneficial ownership of such shares.

*	Based on 46,381,508 shares of common stock, as of February 2, 2018.

8 of 11

(iii) Sole power to dispose or to direct the disposition:

0

(iv) Shared power to dispose or to direct the disposition:

The Filers may be deemed to have shared power to dispose or direct the disposition of 13,234,838 shares of common stock. Each of the Filers disclaim such beneficial ownership of such shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ]:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable.

9 of 11

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2018

CD&R ALLIED HOLDINGS, L.P.	By: CD&R Associates VIII, Ltd., its general partner

	By:	/s/ Theresa A. Gore
Signature

Theresa A. Gore / Vice President, Treasurer and Assistant Secretary
Name/Title

CD&R ASSOCIATES VIII, LTD.	By:	/s/ Theresa A. Gore
Signature

Theresa A. Gore / Vice President, Treasurer and Assistant Secretary
Name/Title

CD&R ASSOCIATES VIII, L.P.	By: CD&R Investment Associates VIII, Ltd., its general partner

	By:	/s/ Theresa A. Gore
Signature

Theresa A. Gore / Vice President, Treasurer and Assistant Secretary
Name/Title

CD&R INVESTMENT ASSOCIATES VIII, LTD.	By:	/s/ Theresa A. Gore
Signature

Theresa A. Gore / Vice President, Treasurer and Assistant Secretary
Name/Title

10 of 11